Exhibit 7.17

STATION CASINOS AGREES TO BE ACQUIRED BY FERTITTA COLONY PARTNERS LLC

Stockholders to receive $90 per share in cash;

Transaction valued at approximately $8.8 billion

LAS VEGAS, February 26, 2007 — Station Casinos, Inc.  (NYSE: STN; “Station” or the “Company”) today announced that it has entered into a definitive agreement with Fertitta Colony Partners LLC (“FCP”) pursuant to which FCP has agreed to acquire all of Station’s outstanding common stock for $90 per share in cash.  This represents a premium of approximately 30% over the closing share price of Station’s common stock on December 1, 2006, the last trading day before disclosure of the initial offer made by FCP to acquire Station.  The total value of the transaction is approximately $8.8 billion, including the assumption or repayment of approximately $3.4 billion of debt.

The Company’s Board of Directors, acting upon the unanimous recommendation of a special committee comprised entirely of independent directors (the “Special Committee”), has approved the merger agreement and has recommended that Station’s stockholders vote in favor of the merger agreement.

FCP is a new company formed by Frank J. Fertitta III, Chairman and Chief Executive Officer of Station, Lorenzo J. Fertitta, Vice Chairman and President of Station, and Colony Capital Acquisitions, LLC, an affiliate of Colony Capital, LLC (“Colony”).  FCP has received financing commitments which are sufficient to consummate the acquisition.  Frank and Lorenzo Fertitta, Blake and Delise Sartini, and Colony have provided equity funding commitments. Affiliates of Deutsche Bank as lead lender and JPMorgan Chase Bank have provided debt financing commitments.

Under the merger agreement, Station may solicit acquisition proposals from third parties for 30 business days following the signing of the merger agreement. The Special Committee, with the assistance of its independent advisors, intends to solicit acquisition proposals during this period. There can be no assurances that the solicitation of acquisition proposals will result in an alternative transaction. Station does not intend to disclose developments with respect to this solicitation process unless and until the Special Committee has made a decision with respect to the alternative proposals it receives, if any.

The transaction is expected to be completed in approximately six to nine months, subject to regulatory approvals and customary closing conditions.  It is not subject to a financing condition.  The transaction also is subject to the approval of the merger agreement by (i) 66 2/3% of the outstanding shares of common stock entitled to vote at a special meeting of stockholders and (ii) a majority of the outstanding shares of common stock (excluding shares held by FCP, Frank and Lorenzo Fertitta, Blake and Delise Sartini

and their respective affiliates) present, in person or by proxy, and voting at such meeting.  Such excluded stockholders currently own approximately 25% of the outstanding shares of common stock of the Company.

Station intends to pay stockholders its regular quarterly dividend of $0.2875 per share in accordance with the terms of the merger agreement until the transaction closes.

Skadden, Arps, Slate, Meagher & Flom LLP and Kummer Kaempfer Bonner Renshaw & Ferrario provided legal advice to the Special Committee.  Bear, Stearns & Co. Inc. served as financial advisor to the Special Committee and rendered a fairness opinion to the Board of Directors of Station in connection with the proposed transaction.

Milbank, Tweed, Hadley and McCloy LLP, Brownstein Hyatt Farber Schreck and Willkie Farr & Gallagher LLP are serving as the acquirors’ legal advisors.  Deutsche Bank Securities, Inc. is serving as financial advisor to FCP.

About the Transaction

In connection with the proposed merger, Station will file a proxy statement with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by Station Casinos, Inc. from the Securities and Exchange Commission’s Web site at http://www.sec.gov. The proxy statement and such other documents may also be obtained for free by directing such request to Station Casinos. Inc. Investor Relations, 2411 West Sahara Avenue, Las Vegas, NV 89102, telephone: (800) 544-2411 or on the Company’s website at http://www.stationcasinos.com.

Station and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed merger. Information regarding the interests of Station’s participants in the solicitation will be included in the proxy statement relating to the proposed merger when it becomes available.

About Colony Capital

Founded in 1991 by Chairman and Chief Executive Officer Thomas J. Barrack, Jr., Colony is a private, international investment firm focusing primarily on real estate-related assets, securities and operating companies.  The firm has invested approximately $20 billion in over 8,400 assets through various corporate, portfolio and complex property transactions.  One of the few private investment firms licensed in gaming, Colony owns Resorts International Atlantic City, the Las Vegas Hilton, Resorts East Chicago, Resorts Tunica, Atlantic City Hilton and Bally’s.  Colony is also a partner in Accor Casinos in Europe.  Colony has a staff of more than 160 and is headquartered in Los Angeles, with offices in New York, Boston, Hawaii, London, Madrid, Paris, Rome, Beirut, Hong Kong, Seoul, Shanghai, Taipei, and Tokyo. For more information visit www.colonyinc.com.

Company Information and Forward Looking Statements

Station Casinos, Inc. is the leading provider of gaming and entertainment to the residents of Las Vegas, Nevada. Station’s properties are regional entertainment destinations and include various amenities, including numerous restaurants, entertainment venues, movie theaters, bowling and convention/banquet space, as well as traditional casino gaming offerings such as video poker, slot machines, table games, bingo and race and sports wagering. Station owns and operates Red Rock Casino Resort Spa, Palace Station Hotel & Casino, Boulder Station Hotel & Casino, Santa Fe Station Hotel & Casino, Wildfire Casino and Wild Wild West Gambling Hall & Hotel in Las Vegas, Nevada, Texas Station Gambling Hall & Hotel and Fiesta Rancho Casino Hotel in North Las Vegas, Nevada, and Sunset Station Hotel & Casino, Fiesta Henderson Casino Hotel, Magic Star Casino, Gold Rush Casino and Lake Mead Casino in Henderson, Nevada. Station also owns a 50% interest in Green Valley Ranch Station Casino, Barley’s Casino & Brewing Company and The Greens in Henderson, Nevada and a 6.7% interest in a joint venture that owns the Palms Casino Resort in Las Vegas, Nevada. In addition, Station manages Thunder Valley Casino near Sacramento, California on behalf of the United Auburn Indian Community.

This press release contains certain forward-looking statements with respect to the Company and its subsidiaries which involve risks and uncertainties that cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied herein. Such risks and uncertainties include, but are not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with FCP; the outcome of any legal proceedings that have been, or will be, instituted against the Company related to the merger agreement; the inability to complete the merger due to the failure to obtain stockholder approvals for the merger or the failure to satisfy other conditions to complete the merger, including the receipt of all regulatory approvals related to the merger; the failure to obtain the necessary financing arrangements set forth in the debt and equity commitment letters delivered pursuant to the merger agreement; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the ability to recognize the benefits of the merger; the amount of the costs, fees, expenses and charges related to the merger and the actual terms of certain financings that will be obtained for the merger; the impact of the substantial indebtedness to be incurred to finance the consummation of the merger; the effects of local and national economic, credit and capital market conditions on the economy in general, and on the gaming and hotel industries in particular; changes in laws, including increased tax rates, regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies; litigation outcomes and judicial actions, including gaming legislative action, referenda and taxation; acts of war or terrorist incidents or natural disasters; the effects of competition, including locations of competitors and operating and market competition; and other risks described in the filings of the Company with the Securities and Exchange Commission, including, but not limited to, the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, and its Registration Statement on Form S-3ASR File No. 333-134936. All forward-looking statements are based on the Company’s current expectations and projections about future events. All forward-looking statements speak only as of the date hereof and the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Additional financial information, including presentations from recent investor conferences, is available in the “Investors” section of the Company’s website at www.stationcasinos.com. None of the information contained on the Company’s website shall be deemed incorporated by reference or otherwise included herein.

Contact:

Station Casinos, Inc., Las Vegas

Glenn C. Christenson, 800-544-2411 or 702-495-4242

Executive Vice President/Chief Financial Officer/

Chief Administrative Officer

Source: Station Casinos, Inc.